Exhibit 19.0

UFP TECHNOLOGIES, INC.

POLICY STATEMENT ON SECURITIES TRADES

BY COMPANY OFFICERS, DIRECTORS AND OTHER EMPLOYEES

Adopted by the Board of Directors on March 13, 2024

Introduction

In the normal course of business, employees, officers and directors of UFP Technologies, Inc., a Delaware corporation (the “Company”), may use or have access to confidential and material information that is not generally available to the investing public. You, as an employee, officer or director of the Company, have an important ethical and legal obligation not to engage in trading in securities while in possession of material non-public information (“insider trading”) and to maintain the confidentiality of such non-public information. Insider trading is a crime; you and the Company may be subject to severe civil and criminal penalties as a result of trading in securities while in possession of material non-public information or as a result of unauthorized disclosure of material non-public information.

The Company has adopted this Policy to prevent violations of the U.S. securities laws by the Company’s officers, directors and employees and to avoid even the appearance of improper conduct by these persons. R. Jeffrey Bailly, Ronald J. Lataille and Christopher Litterio have been designated by the Company as the Compliance Officers for administering this Policy, and any questions regarding interpretation of the Policy should be addressed to one of them. The Company may from time to time designate other persons as Compliance Officers for administering this Policy.

Sections 1 through 13 of this Policy apply to every director, officer, and employee and each such individual should carefully read those sections in their entirety. Directors, officers and certain significant employees of the Company (designated below as Covered Persons) are more likely to possess material non-public information about the Company, and are therefore subject to special requirements concerning transactions in the Company’s securities. Covered Persons should pay particular attention to Section 14, regarding pre-clearance of any transactions conducted in Company securities.

Policy

1.         Prohibitions.

(a)         No Trading on Inside Information. You may not trade in the securities of the Company, directly or through family members or other persons or entities, while you are in possession of material non-public information relating to the Company (except pursuant to a pre-cleared trading plan that complies with Rule 10b5-1, as described in Section 5 below). For guidance on what constitutes “material non-public information” see Section 3 below. Similarly, you may not trade in the securities of any other company if you are in possession of material non-public information about that company that you obtained in the course of your employment with the Company.

(b)         No Tipping. You may not pass material non-public information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.

(c)         Disclosure of Information to Others.  The Company is required under Regulation FD of the U.S. Securities and Exchange Commission to avoid the selective disclosure of material nonpublic information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not, therefore, disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. You also may not discuss the Company or its business in an internet “chat room” or similar internet-based forum.

(d)         General. You may not assist anyone who is engaged in any of the above activities. In addition to applying to the Company’s securities, these prohibitions apply to information about and securities of other companies with which the Company has a relationship and as a result of which you may acquire material non-public information, e.g., customers, suppliers, licensees, licensors, joint venturers or companies with which the Company is considering entering into or terminating a material business relationship or other material transaction.

These prohibitions also apply to your family members, including your spouse, any family members or other persons that live in your home, and any family members who do not live in your home but whose transactions in Company securities are directed by you or subject to your influence or control. You will be held responsible for ensuring that securities transactions by any of these people comply with this Policy.

2.         Penalties. If you engage in any of the above activities, you may subject yourself, the Company, its officers and directors and other supervisory personnel to civil and criminal liability under United States securities law. Employees who violate this Policy may be subject to disciplinary action by the Company, including termination for cause.

(a)         Civil and Criminal Penalties. Potential penalties for insider trading or tipping violations include, but are not limited to (1) imprisonment for up to 20 years, (2) criminal fines of up to $5,000,000, and (3) civil fines of up to three times the profit gained or loss avoided.

(b)         Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of $1,000,000 or three times the profit gained or loss avoided, as well as a criminal penalty of up to $25,000,000. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

(c)         Company Sanctions. Failure to comply with this Policy may also subject you to Company-imposed sanctions, up to and including termination for cause, whether or not your failure to comply with this Policy results in a violation of law.

3.         Key Concepts.

(a)         Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, sell or hold a security. If disclosure of the information is likely to affect the market price of a security, the information is probably material. A few examples of the type of information that would usually be considered material are:

●	projections of future earnings or losses or other earnings guidance;
●	earnings that are inconsistent with the consensus expectations of the investment community;
●	increases or decreases in dividend payments, stock splits, securities offerings or other major events regarding the Company’s securities;
●	possible mergers and acquisitions;
●	the initiation or termination of significant contracts;
●	changes in management;
●	breakthroughs in technology;
●	the introduction of important product lines;
●	the gain or loss of major customers, suppliers or orders;
●	major marketing changes;
●	developments in actual or threatened litigation; or
●	unusual gains or losses in major operations and financial liquidity problems.

It is important to keep in mind that material information need not be something that has happened or definitely will happen; information that something is likely to happen, or even just that it may happen, may be considered material. Material information may be positive or negative.

Materiality determinations are often challenged with the benefit of hindsight and therefore any question about whether particular information is material should be resolved in favor of not trading. If you have any question as to whether particular information is material, you should not trade or communicate the information to anyone without prior approval by a Compliance Officer.

(b)         Non-public Information. “Non-public” information is any information that has not been disclosed generally to the investing public. One must be able to point to some fact or event to show that the information is generally public, such as inclusion in the Company’s reports filed with the U.S. Securities and Exchange Commission or the issuance of a press release or reference to the information in publications of general circulation in the United States securities market, such as The Wall Street Journal or the New York Times. Even after the Company has released information to the press and the information has been reported, at least two full business days must be allowed for the investing public to absorb and evaluate the information before you may trade in the Company’s securities. This means you may not trade until the third business day after the information is announced to the public. For example, if the Company announced its financial earnings before trading began on a Tuesday, the first time you could buy or sell Company securities would be the opening of the market on Thursday (assuming you were not then aware of other material non-public information). However, if the Company announced its earnings after the start of trading on a Tuesday, the earliest you could buy or sell the Company’s securities would be the start of trading on Friday.

(c)         Tipping Information to Others. You may not disclose any material non-public information to others, including your family members, friends or social acquaintances. This prohibition applies whether or not you receive any benefit from the other person’s use of that information.

4.         Restrictions on Short-Term or Speculative Trading. The Company has determined that there is a substantial likelihood of the appearance of improper conduct by Company personnel when they engage in certain types of short-term or speculative trading. Therefore, Company personnel are prohibited from engaging in any of the following activities with respect to Company securities:

(a)

hedging or other similar arrangements with respect to the Company’s securities, including, without limitation: (i) short sales (Section 16(c) of the Exchange Act also prohibits officers and directors of the Company from engaging in short sales of Company stock); or (ii) buying or selling puts or calls, except for those options that might be offered to you by the Company; and

(b)	holding Company securities in a margin account or pledging Company securities as collateral for a loan

5.         Exceptions

(a)         Approved 10b5-1 Plans.

Trades by officers, directors and other employees covered by this Policy that are executed pursuant to a pre-cleared 10b5-1 plan are not subject to the prohibition on trading on the basis of material non-public information contained in Section 1(a) of this Policy or, if applicable, to the restrictions set forth in the Company’s pre-clearance procedures and blackout periods.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the U.S. federal securities laws for trading plans that meet certain requirements. A 10b5-1 plan must be entered into at a time when you are not aware of material non-public information. All plans must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of the securities laws. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.

The Company requires that each 10b5-1 plan (or the form of the 10b5-1 trading plan, provided such form has sufficient details to determine compliance with this Policy) be pre-cleared in writing in advance by a Compliance Officer, in accordance with Section 14 hereof. 10b5-1 plans generally may not be adopted during a blackout period. Notwithstanding anything herein to the contrary, it is the individual’s responsibility to comply with this Policy, the requirements of Rule 10b5-1 and Rule 144, and the requirements of Section 16, regardless of whether a Compliance Officer pre-clears a 10b5-1 plan.

The Company reserves the right to bar any transactions in Company securities, even those pursuant to arrangements previously pre-cleared, if a Compliance Officer or the Board of Directors, in consultation with the Company’s outside securities law counsel, determines that such a bar is in the best interests of the Company.

(b)         Company Plans.

This Policy does not apply to the exercise of an employee stock option, to the exercise of any right to acquire the Company’s securities pursuant to any equity incentive plan or similar plan, or to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements. The Policy does apply, however, to any sale of the underlying stock or to a cashless exercise of an option through a broker, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option. This Policy also applies to the exercise of any stock appreciation right that settles in cash.

6.         No Other Exceptions. Other than as set forth in Sections 5 and 14 herein, there are no exceptions to the prohibitions and restrictions set forth in this Policy. Transactions in the Company’s securities that are otherwise necessary for personal reasons, such as personal financial commitments or emergencies, do not excuse you from compliance with this Policy and are prohibited if you possess material non-public information.

It is important to note that the U.S. Securities and Exchange Commission takes the view that the mere fact that you are aware of material non-public information is enough to bar you from trading; it is no excuse that your reasons for trading were not based on that information.

7.         Inadvertent Disclosure. If material non-public information is inadvertently disclosed by any employee, officer or director, you should immediately report the facts to a Compliance Officer so that the Company may take appropriate remedial action.

8.         Post-Termination Transactions. This Policy continues to apply to your transactions in Company securities even after you have terminated your employment or other connections to the Company and its affiliates. If you are in possession of material non-public information when your employment terminates, you may not trade in Company securities until that information has become public or is no longer material.

9.         Company Assistance. If you have any question about specific information or proposed transactions, or as to the applicability or interpretation of this Policy or the propriety of any desired action, you are encouraged to contact a Compliance Officer.

10.       Confidentiality Guidelines. To provide more effective protection against the disclosure of material non-public information, the Company has adopted guidelines (attached to this Policy) with which you should familiarize yourself. These guidelines are not intended to be exhaustive. Additional measures to secure the confidentiality of information should be undertaken as deemed appropriate under the circumstances. If you have any doubt as to your responsibilities under these guidelines, please seek clarification and guidance from a Compliance Officer before you act. Do not try to resolve any uncertainties on your own.

11.         Personal Responsibility. The ultimate responsibility for adhering to this Policy and avoiding improper trading lies with you. If you violate this Policy, you may be subject to disciplinary action up to and including termination for cause.

12.         Certification. All employees will be required to certify their understanding of and intent to comply with this Policy by means of the Certification attached to this Policy. Directors, officers, and significant employees may be required to certify on an annual basis that they have complied with this Policy.

13.         No New Legal Liabilities; Compliance with Securities Laws. The Policy and this Statement of the Policy do not impose on the Company’s employees, officers or directors or on the Company itself any new legal liabilities to which they would not otherwise be subjected. Conversely, the restrictions contained in this Policy are in addition to other restrictions on trading imposed by the U.S. securities laws that may apply to you, such as the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated under each, including, for example and without limitation, Section 16 and Rule 144.

14.         Pre-clearance of all Transactions by Covered Persons.

(a)         General. This Section 14 shall apply only to executive officers, directors, those employees who have been designated by the Company as significant employees, and each of their family members and members of their households (collectively, the “Covered Persons”). All Covered Persons must obtain the prior approval of a Compliance Officer for any transactions they conduct in the Company’s securities. The Compliance Officers, and each of their family members and members of their households, must obtain the prior approval of the Company’s outside securities law counsel for any transactions they conduct in the Company’s securities.

(b)         Procedure. A request for pre-clearance should be submitted to a Compliance Officer of the Company or the Company’s outside securities law counsel, as applicable, at least two days in advance of the proposed transaction. The Compliance Officers of the Company and the Company’s outside securities law counsel, as applicable, are under no obligation to approve a trade submitted for pre-clearance, and may determine not to permit the trade. The responsibility for pre-clearing transactions may be delegated to anyone permitted by the Board of Directors of the Company. Regardless of who is selected to serve as a pre-clearer, a pre-clearer must always be kept fully informed of material developments. A Compliance Officer or any applicable pre-clearer shall, in all cases, only grant prior approval of a proposed transaction by a Covered Person after consulting [with outside securities law counsel to the Company]. Approvals are valid only for 48 hours from the time provided.

Any person subject to the pre-clearance requirements who wishes to implement a trading plan under Rule 10b5-1 must first pre-clear the plan with a Compliance Officer of the Company. Compliance Officers shall consult [with outside securities law counsel to the Company] before granting approval of any trading plan. Transactions effected pursuant to a pre-cleared trading plan will not require further pre-clearance at the time of the transaction if the plan complies with Rule 10b5-1 and specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.

(c)         Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, Covered Persons may not trade in the Company’s securities during the period beginning two weeks prior to the end of the Company’s fiscal quarter or year end and ending after the second full business day following the Company’s issuance of its quarterly or annual earnings release.

The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, an SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trades are unlikely to be pre-cleared while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

(d)         Event-Specific Blackout Periods. From time to time, an event may occur that is material to the Company and is known by only a few Covered Persons. So long as the event remains material and non-public, Covered Persons as are designated by a Compliance Officer of the Company may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced except to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities at a time when an event-specific blackout is in effect, a Compliance Officer of the Company will inform the requester of the existence of a blackout period without necessarily disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of a Compliance Officer of the Company to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

(e)         Hardship Exceptions. A person who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell Company securities in order to generate cash may, in appropriate circumstances, be permitted to sell even during the blackout period. Hardship exceptions may be granted only by a Compliance Officer of the Company, upon the advice of outside securities law counsel to the Company, and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if a Compliance Officer of the Company concludes that the Company’s earnings information for the applicable quarter does not constitute material nonpublic information. Under no circumstance will a hardship exception be granted during an event-specific blackout period.

This Policy Statement on Securities Trades by Company Officers, Directors and Other Employees supersedes any previous policy of the Company concerning insider trading.

CERTIFICATION

I have read and understand the Company’s Policy Statement on Securities Trades by Company Officers, Directors and Other Employees (the “Policy”). I understand that the Company’s Compliance Officers are available to answer any questions I have regarding the Policy. I agree to comply with the Policy in all respects during my employment or other relationship with the Company. I understand that my failure to comply in all respects with the Policy is a basis for termination for cause of my employment or other relationship with the Company.

Date:	Signature:

Name:
(please print)

CONFIDENTIALITY GUIDELINES

The following guidelines establish procedures with which every employee, officer and director should comply in order to maximize the security of confidential inside information:

a.

declining any comment with respect to outside inquiries (from analysts, stock brokers, the press, etc.) and referring them immediately to the Company’s Compliance Officers or such other person designated by the Company to be addressed;

b.	using code names for sensitive projects;

c.	using passwords to restrict access to sensitive information on the computer system;

d.	limiting access to particular physical areas where material non-public information is likely to be documented or discussed;

e.	locking up or shredding confidential documents;

f.	not discussing confidential matters in public places such as elevators, hallways, restrooms or eating facilities where conversations might be heard;

g.	marking sensitive documents “Confidential” and using sealed envelopes marked “Confidential”;

h.	restricting the copying of sensitive documents;

i.	maintaining a sign-out system for sensitive documents;

j.	obtaining written confidentiality agreements from outsiders allowed access to confidential information;

k.

maintaining and periodically reviewing the list of persons who have access to confidential information and limiting access of especially sensitive materials to senior personnel and others on a need to know basis;

l.	never leaving confidential documents unattended;

m.	specifically informing employees who are exposed to confidential information of the sensitive nature of such information and the need to maintain confidentiality; and

n.

in telecopying sensitive matters, verifying that you have the correct telecopy number and that someone with authorized access to the information will be available to receive it at the incoming telecopy machine.